Exhibit 99.(a)(1)(vi)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated January 27, 2012 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by Greenhill & Co., LLC and Citigroup Global Markets Inc., the Dealer Managers for the Offer, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(including the associated preferred stock purchase rights)

of

Illumina, Inc.

at

$44.50 Net per Share

Pursuant to the Offer to Purchase Dated January 27, 2012

by

CKH Acquisition Corporation

an indirect wholly owned subsidiary of

Roche Holding Ltd

CKH Acquisition Corporation (the “Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Parent”), is offering to purchase all outstanding shares of Common Stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the “Shares”) of Illumina, Inc., a Delaware corporation (the “Company”), at $44.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, AT THE END OF THE DAY ON FRIDAY, FEBRUARY 24, 2012, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company.  The Purchaser currently intends, as soon as practicable after consummation of the Offer, to seek maximum representation on the Company’s Board of Directors and to seek to have the Company consummate the proposed merger (the “Merger”) of the Company and the Purchaser (or one of the Purchaser’s subsidiaries) as described in the Offer to Purchase.  At the effective time of the Merger, the outstanding Shares not owned by Parent or its subsidiaries (including the Purchaser), except those Shares for which appraisal rights are properly exercised, would be converted into the right to receive cash in an amount equal to the price per Share provided pursuant to the Offer.

Stockholders who have Shares registered in their own names and tender directly to Citibank, N.A., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they charge any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay transfer taxes on the sale of Shares pursuant to the Offer.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of Shares which, together with the Shares then owned by Parent and its subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis, (ii) the Company’s board of directors redeeming the associated preferred stock purchase rights (the “Rights”) or the Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Merger of the Company and the Purchaser (or one of its affiliates) as described in the Offer to Purchase, (iii) the Purchaser being satisfied, in its reasonable discretion, that Section 203 of the Delaware General Corporation Law is inapplicable to the Merger and (iv) the Company not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing the Purchaser’s or Parent’s ability to acquire the Company or otherwise diminishing the expected value to Parent of the acquisition of the Company. The Offer is not conditioned upon any financing arrangements or subject to a financing condition. Other conditions to the Offer are described in the Offer to Purchase. If any condition to the Offer is not satisfied, the Purchaser may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth below, retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date (as defined in the Offer to Purchase) and not withdrawn or (iv) delay acceptance for payment of or payment for Shares, subject to applicable law, until satisfaction or waiver of the unsatisfied conditions to the Offer.

The Purchaser reserves the right, in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. After the expiration of the Offer, the Purchaser may, subject to certain conditions, give stockholders a further opportunity to tender at the same price in one or more subsequent offering periods of at least three business days. Stockholders tendering Shares during any subsequent offering period will not have the right to withdraw their Shares. The Purchaser does not currently intend to include a subsequent offering period, although it reserves the right to do so.

For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if the Purchaser give oral or written notice of its acceptance to the Depositary. Payment for Shares accepted for payment will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other required documents.

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the expiration of the offer. Shares may also be withdrawn after March 26, 2012 unless theretofore accepted for payment as provided in the Offer to Purchase. Once we accept your tendered shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

In general, the sale of shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. All stockholders should consult their own tax advisors about the tax consequences to them of participating in the Offer in light of their particular circumstances.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

The Purchaser is making a request to the Company for its stockholders list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related documents will be mailed to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information.  Stockholders should carefully read both in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent or Dealer Managers at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be requested from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. We will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person (other than the Dealer Managers, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: Illumina@mackenziepartners.com

The Dealer Managers for the Offer are:

Citigroup

Greenhill & Co., LLC	Citigroup Global Markets Inc.
300 Park Avenue	388 Greenwich Street
New York, New York 10022	New York, New York 10013

Call Toll Free: (888) 504-7336	Call Toll Free: (866) 362-5840

January 27, 2012